Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

September 19, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Coy Garrison Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 2

Filed September 19, 2016
File No. 024-10492

Dear Mr. Garrison:

We filed the above-referenced Offering Statement on Form 1-A on September 19, 2016. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified September 21, 2016, at 10:00 AM or as soon thereafter as is reasonably practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Coy Garrison

Division of Corporation Finance

September 19, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

Enclosures:

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP